ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin

Re:	Altimeter Growth Corp. 2 Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 25, 2022 File No. 001-39849

Ladies and Gentlemen:

On behalf of Altimeter Growth Corp. 2 (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated September 8, 2022. For reference purposes, the comment contained in the Staff’s letter is reproduced below in italics and the corresponding response is shown below the comment.

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company. Please include an example of your intended disclosure in your response.

Securities and Exchange Commission	- 2 -	September 13, 2022

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, Altimeter Growth Holdings 2, for purposes of CFIUS, is not a non-U.S. person, is not controlled by a non-U.S. person, and has no substantial ties with a non-U.S. person.

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Securities and Exchange Commission	- 3 -	September 13, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515.

Very truly yours,

/s/ Paul D. Tropp

Paul D. Tropp

cc:	Hab Siam (Altimeter Growth Corp. 2)